Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 31, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on May 31, 2006, entitled "Odfjell withdraws candidacy for chair of Statoil board".

Odfjell withdraws candidacy for chair of Statoil board

Johan Fredrik Odfjell has informed the election committee in Statoil (OSE: STL, NYSE: STO) that he is no longer a candidate for the chair of Statoil’s board of directors.

The election committee is now working on a new proposal to present to the corporate assembly.

STATOIL ASA (Registrant)
Dated: May 31, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer